Exhibit 99.1

Yatsen Reports First Quarter 2021 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 19, 2021

GUANGZHOU, China, May 19, 2021 - Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leader in the rapidly evolving China beauty market, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	Total net revenues for the first quarter of 2021 increased 42.7% to RMB1.44 billion (US$220.5 million) from RMB1.01 billion for the first quarter of 2020.
•	Gross margin for the first quarter of 2021 was 68.6% compared to 61.7% for the first quarter of 2020.
•	Gross sales[1] for the first quarter of 2021 increased 47.0% to RMB1.69 billion (US$257.3 million) from RMB1.15 billion for the first quarter of 2020.
•	The number of Direct-to-Consumer (“DTC”) customers[2] for the first quarter of 2021 increased 11.6% to 9.6 million from 8.6 million for the first quarter of 2020.
•	Average net revenue per DTC customer[3] for the first quarter of 2021 increased 24.5% to RMB122.9 from RMB98.7 for the first quarter of 2020.

Mr. Jinfeng Huang, founder, Chairman and Chief Executive Officer of Yatsen, said, “The year is off to a good start with robust topline growth and continued execution of our multi-brand strategy. Growth in the quarter was driven by stellar performance of our flagship Perfect Diary brand as well as robust growth from Little Ondine, Abby’s Choice and other brands under Yatsen’s portfolio. We are especially pleased to see increases in revenue per DTC user and gross margin driven by brand premiumization and disciplined pricing and discounts policies.

“The launch of our mass market cosmetics brand Pink Bear as well as the acquisition of Eve Lom and DR.WU’s mainland China business this quarter propelled our brand portfolio expansion. While we are still in early stages of integration for our newly acquired brands, we already saw signs of success with the relaunch of certain hero products within the Galénic and DR.WU portfolio. Building on our momentum in the first quarter, we will continue to leverage our current unique window of opportunity to identify valuable brands and businesses to further enrich our portfolio and invest in critical research and development and infrastructure capabilities to sustain our competitive advantage over the long term.”

[1]

Gross sales refers to the total value of all orders for products and services placed and shipped, regardless of whether the goods are returned. Calculation of gross sales includes shipping charges paid by customers to the Company.

[2]

DTC customers refer to the customers that have placed one or more orders purchasing products through the Company’s DTC channels, including the Company’s online stores on third-party e-commerce platforms, the Company’s channels on Weixin and experience stores, during the relevant periods, if such products were shipped, but regardless of whether or not the customer returned the products. This number does not include the number of customers placing orders through the Company’s third-party e-commerce platform distributors including JD.com and Vipshop and certain DTC channels where such data is yet to be available to the Company.

[3]

Average net revenue per DTC customer is calculated as total net revenues generated by DTC customers from DTC channels, including our online stores operated on e-commerce platforms, our company channels on Weixin and our experience stores, divided by the total number of DTC customers in the relevant period. For the quarters ended March 31, 2020 and March 31, 2021, our total net revenues generated from DTC channels were RMB849.0 million and RMB1.18 billion, respectively. Total number of DTC customers for the three months ended March 31, 2021 did not include customers of certain DTC channels as such data is yet to be available to the Company. As a result, the average net revenue per DTC customer for the three months ended March 31, 2021 did not take into account revenues generated from such channels.

Mr. Donghao Yang, Chief Financial Officer and Director of Yatsen, commented, “We have had a solid start to the year, with total net revenues exceeding our guidance to reach RMB1.44 billion, a 42.7% year-over-year increase. As our top line expands, our gross margin also improved to 68.6% compared to 61.7% in the same period last year. We believe our leading market position and stellar operating performance position us well to achieve our strategic objectives this year and further capture the growth potential of China’s beauty market.”

First Quarter 2021 Financial Results

Net Revenues. Total net revenues for the first quarter of 2021 increased by 42.7% to RMB1.44 billion (US$220.5 million) from RMB1.01 billion for the first quarter of 2020, primarily attributable to (i) an increase in DTC customers and revenue per DTC customer during the period, (ii) an increase in sales from increasingly diversified sales channels, and (iii) an increase in the sales contributed by our newly launched and acquired brands.

Gross Profit and Gross Margin. Gross profit for the first quarter of 2021 increased by 58.8% to RMB991.6 million (US$151.3 million) from RMB624.4 million for the first quarter of 2020. Gross margin for the first quarter of 2021 was 68.6% compared to 61.7% for the first quarter of 2020, attributable to (i) disciplined pricing and discounts policies, (ii) premiumization of our Perfect Diary brand, and (iii) increased sales generated from higher margin brands and through experience stores.

Operating Expenses. Total operating expenses for the first quarter of 2021 were RMB1.33 billion (US$203.7 million), compared to RMB800.3 million for the first quarter of 2020. As a percentage of total net revenues, total operating expenses for the first quarter of 2021 were 92.4%, compared to 79.1% for the first quarter of 2020.

•

Fulfillment Expenses. Fulfillment expenses for the first quarter of 2021 were RMB92.7 million (US$14.2 million), compared to RMB107.1 million for the first quarter of 2020. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2021 decreased to 6.4% from 10.6% for the first quarter of 2020. The decrease in percentage was primarily due to the normalization of logistics expense compared to the first quarter of 2020 during which logistics expenses were higher due to impacts from the COVID-19 pandemic.

•

Selling and Marketing Expenses. Selling and marketing expenses for the first quarter of 2021 were RMB1.04 billion (US$159.1 million), compared to RMB556.9 million for the first quarter of 2020. As a percentage of total net revenues, selling and marketing expenses for the first quarter of 2021 increased to 72.1% from 55.0% for the first quarter of 2020. The increase in percentage was primarily due to (i) investment in promotions and consumer awareness-building for the newer brands, and (ii) testing of the effectiveness of new traffic acquisition channels.

•

General and Administrative Expenses. General and administrative expenses for the first quarter of 2021 were RMB172.3 million (US$26.3 million), compared to RMB124.1 million for the first quarter of 2020. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2021 decreased to 11.9% from 12.3% for the first quarter of 2020. The decrease in percentage was primarily due to increased economy of scale resulting from a higher level of revenue.

•

Research and Development Expenses. Research and development expenses for the first quarter of 2021 were RMB27.7 million (US$4.2 million), compared to RMB12.2 million for the first quarter of 2020. As a percentage of total net revenues, research and development expenses for the first quarter of 2021 increased to 1.9% from 1.2% for the first quarter of 2020. The increase was primarily due to an increase in personnel costs and share-based compensation expenses as a reflection of our commitment to enhance our research and development capabilities as sustainable source of competitive advantage.

Loss from Operations and Non-GAAP Loss from Operations4. Loss from operations for the first quarter of 2021 was RMB343.3 million (US$52.4 million), representing operating loss margin of 23.8%, compared to loss from operations of RMB176.0 million, representing operating loss margin of 17.4%, for the first quarter of 2020. Non-GAAP loss from operations for the first quarter of 2021 was RMB258.3 million (US$39.4 million), representing non-GAAP operating loss margin of 17.9%, compared to non-GAAP loss from operations of RMB113.7 million, representing non-GAAP operating loss margin of 11.2%, for the first quarter of 2020.

Net Loss and Non-GAAP Net Loss5. Net loss for the first quarter of 2021 was RMB319.0 million (US$48.7 million), representing net loss margin of 22.1%, compared to net loss of RMB191.7 million, representing net loss margin of 18.9%, for the first quarter of 2020. Non-GAAP net loss for the first quarter of 2021 was RMB234.3 million (US$35.8 million), representing non-GAAP net loss margin of 16.2%, compared to non-GAAP net loss of RMB129.4 million, representing non-GAAP net loss margin of 12.8%, for the first quarter of 2020.

Net Loss attributable to Ordinary Shareholders per Diluted ADS6 and Non-GAAP Net Loss attributable to Ordinary Shareholders per Diluted ADS7. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the first quarter of 2021 was RMB0.50 (US$0.08), compared to net loss attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB4.60 for the first quarter of 2020. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the first quarter of 2021 was RMB0.37 (US$0.06), compared to non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.92 for the first quarter of 2020.

Balance Sheet and Cash Flow

As of March 31, 2021, the Company had cash and cash equivalents and restricted cash of RMB4.33 billion (US$660.3 million), compared to RMB5.73 billion as of December 31, 2020.

For the quarter ended March 31, 2021, net cash used in operating activities was RMB466.1 million (US$71.1 million).

Business Outlook

For the second quarter of 2021, the Company expects its total net revenues to be between RMB1.49 billion and RMB1.54 billion, representing a year-over-year growth rate of approximately 50% to 55%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.5518 to US$1.00, the exchange rate in effect as of March 31, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

[4]

Non-GAAP loss from operations is a non-GAAP financial measure, which is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions.

[5]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments.

[6]	ADS refers to the American depositary shares, each of which represents four Class A ordinary shares.
[7]

Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss attributable to ordinary shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments, (iv) accretion to preferred shares, and (v) deemed dividends to preferred shareholders due to modification of preferred shares.

Conference Call Information

The Company will hold a conference call on May 19, 2021 at 7:30 am Eastern Time or 7:30 pm Beijing Time to discuss its financial results and operating performance for the first quarter 2021.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10155919

The replay will be accessible through May 26, 2021 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Conference ID:	10155919

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leader in the rapidly evolving China beauty market with the mission of creating an exciting new journey of beauty discovery for consumers in China and around the world. Founded in 2016, The Company has launched and acquired seven color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom and Pink Bear. The Company’s flagship brand, Perfect Diary, became the top color cosmetics brand in China in terms of online retail sales value three years after launch. Leveraging its digitally native direct-to-customer business model, the Company has built a platform with core capabilities which enables it to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) tax effects on non-GAAP adjustments, (iv) accretion to preferred shares, and (v) deemed dividends to preferred shareholders due to modification of preferred shares. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	March 31,	March 31,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	5,727,029	4,325,289	660,168
Restricted Cash	6,363	648	99
Accounts receivable	419,317	451,114	68,853
Inventories, net	616,808	757,730	115,652
Prepayments and other current assets	304,641	418,141	63,821
Amounts due from related parties	14,370	60	9
Total current assets	7,088,528	5,952,982	908,602
Non-current assets
Investments	34,862	55,099	8,410
Property and equipment, net	285,297	277,684	42,383
Goodwill	20,596	797,143	121,668
Intangible assets, net	189,090	721,559	110,131
Deferred tax assets	597	3,321	507
Right-of-use assets, net	536,710	629,795	96,125
Other non-current assets	152,058	62,673	9,566
Total non-current assets	1,219,210	2,547,274	388,790
Total assets	8,307,738	8,500,256	1,297,392
Liabilities, redeemable non-controlling interests and shareholders' equity (deficit)
Current liabilities
Accounts payable	466,705	344,719	52,614
Advances from customers	6,228	5,204	794
Accrued expenses and other liabilities	411,944	500,178	76,343
Amounts due to related parties	11,814	4,301	656
Income tax payables	18,686	18,952	2,893
Lease liabilities due within one year	215,300	260,374	39,741
Total current liabilities	1,130,677	1,133,728	173,041
Non-current liabilities
Deferred tax liabilities	1,557	103,461	15,791
Deferred income-non current	-	68,820	10,504
Lease liabilities	311,910	369,881	56,455
Total non-current liabilities	313,467	542,162	82,750
Total liabilities	1,444,144	1,675,890	255,791
Redeemable non-controlling interests	-	179,147	27,343
Shareholders’ equity (deficit)
Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,736,321,157 Class A shares and 960,852,606 Class B ordinary shares issued; 1,586,957,585 Class A ordinary shares and 939,496,191 Class B ordinary shares outstanding as of December 31, 2020 and March 31, 2021)	173	173	26
Treasury shares	(12)	(12)	(2)
Additional paid-in capital	11,165,697	11,246,563	1,716,561
Statutory reserve	20,051	20,051	3,060
Accumulated deficit	(4,240,134)	(4,557,472)	(695,606)
Accumulated other comprehensive income (loss)	(97,265)	(78,172)	(11,931)
Total Yatsen Holding Limited shareholders' (deficit) equity	6,848,510	6,631,131	1,012,108
Non-controlling interests	15,084	14,088	2,150
Total shareholders' (deficit) equity	6,863,594	6,645,219	1,014,258
Total liabilities, redeemable non-controlling interests and shareholders' equity (deficit)	8,307,738	8,500,256	1,297,392

(1)

At the date of this report, the Company is still in the process of finalizing the valuation of the assets acquired and liabilities assumed on the acquisition date of Eve Lom. Total assets acquired, assumed liabilities, redeemable non-controlling interest and goodwill relating this acquisition was estimated in the financial statements as of March 31, 2021, which can be subject to adjustments upon the completion of its valuation. Such adjustments may include reclassifications between intangible assets, redeemable non-controlling interest, deferred tax liabilities and goodwill and impacts to the consolidated statements of operations are not expected to be material.

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
Total net revenues	1,012,109	1,444,465	220,468
Total cost of revenues	(387,720)	(452,899)	(69,126)
Gross profit	624,389	991,566	151,342
Operating expenses:
Fulfilment expenses	(107,135)	(92,718)	(14,152)
Selling and marketing expenses	(556,902)	(1,042,062)	(159,050)
General and administrative expenses	(124,120)	(172,319)	(26,301)
Research and development expenses	(12,191)	(27,740)	(4,234)
Total operating expenses	(800,348)	(1,334,839)	(203,737)
Income (loss) from operations	(175,959)	(343,273)	(52,395)
Financial income	3,202	14,045	2,144
Foreign currency exchange income (losses)	1,081	(3,596)	(549)
Income (loss) from equity method investments, net	(7)	7,142	1,090
Other non-operating income (expenses)	(11,108)	7,474	1,141
Income (loss) before income tax expenses	(182,791)	(318,208)	(48,569)
Income tax (expense) benefit	(8,859)	(786)	(120)
Net income (loss)	(191,650)	(318,994)	(48,689)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	-	1,656	253
Net income (loss) attributable to Yatsen's shareholders	(191,650)	(317,338)	(48,436)
Accretion to preferred shares	(31,284)	-	-
Deemed dividends to preferred shareholders due to modification of preferred shares	(421,125)	-	-
Net income (loss) attributable to ordinary shareholders of Yatsen	(644,059)	(317,338)	(48,436)
Shares used in calculating earnings per share (1):
Weighted average number of Class A and Class B ordinary shares:
—Basic	557,657,423	2,526,453,776	2,526,453,776
—Diluted	557,657,423	2,526,453,776	2,526,453,776
Net income (loss) per Class A and Class B ordinary share
Net income (loss) attributable to Yatsen's ordinary shareholders —Basic	(1.15)	(0.13)	(0.02)
Net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(1.15)	(0.13)	(0.02)
Net income (loss) per ADS (4 ordinary shares equal to 1 ADS)
Net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(4.60)	(0.50)	(0.08)
Net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(4.60)	(0.50)	(0.08)

	For the Three Months Ended March 31,
	2020	2021	2021
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	-	904	138
Selling and marketing expenses	-	11,839	1,807
General and administrative expenses	62,089	66,619	10,168
Research and development expenses	-	1,504	230
Total	62,089	80,866	12,343

(1)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021	2021
	RMB'000	RMB'000	USD'000
Income (loss) from operations	(175,959)	(343,273)	(52,395)
Share-based compensation expenses	62,089	80,866	12,343
Amortization of intangible assets resulting from assets and business acquisitions	185	4,130	630
Non-GAAP income (loss) from operations	(113,685)	(258,277)	(39,422)
Net income (loss)	(191,650)	(318,994)	(48,689)
Share-based compensation expenses	62,089	80,866	12,343
Amortization of intangible assets resulting from assets and business acquisitions	185	4,130	630
Tax effects on non-GAAP adjustments	(46)	(324)	(49)
Non-GAAP net income (loss)	(129,422)	(234,322)	(35,765)
Net income (loss) attributable to ordinary shareholders of Yatsen	(644,059)	(317,338)	(48,436)
Share-based compensation expenses	62,089	80,866	12,343
Amortization of intangible assets resulting from assets and business acquisitions	185	3,736	570
Tax effects on non-GAAP adjustments	(46)	(296)	(45)
Accretion to preferred shares	31,284	-	-
Deemed dividends to preferred shareholders due to modification of preferred shares	421,125	-	-
Non-GAAP net income (loss) attributable to ordinary shareholders of Yatsen	(129,422)	(233,032)	(35,568)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	557,657,423	2,526,453,776	2,526,453,776
—Diluted	557,657,423	2,526,453,776	2,526,453,776
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.23)	(0.09)	(0.01)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.23)	(0.09)	(0.01)
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Basic	(0.92)	(0.37)	(0.06)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders—Diluted	(0.92)	(0.37)	(0.06)